Exhibit 99.1

Major Shareholder Announcement
Company Announcement

COPENHAGEN, Denmark; October 2, 2026 – Genmab A/S (Nasdaq: GMAB) announces under reference to Section 30 of the Danish Capital Markets Act that Darwin Global Management Limited (“Darwin”) has informed us that, as of September 28, 2026, Darwin through shares and ADRs held by certain investment funds and portfolios for which Darwin acts as investment manager, controls the voting rights attached to 3,188,361 shares in Genmab A/S, corresponding to 5.11% of the voting rights in Genmab A/S.

About Genmab
Genmab is an international biotechnology company dedicated to improving the lives of people with cancer and other serious diseases through innovative antibody medicines. For over 25 years, its passionate, innovative and collaborative team has advanced a broad range of antibody-based therapeutic formats, including bispecific antibodies, antibody–drug conjugates (ADCs), immune-modulating antibodies and other next-generation modalities. Genmab’s science powers eight approved antibody medicines, and the company is advancing a strong late-stage clinical pipeline, including wholly owned programs, with the goal of delivering transformative medicines to patients.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com or follow us on LinkedIn, X, Facebook and Instagram.
Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov . Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 39 Page 1/1 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122